Filed Pursuant to Rule 433
Registration Statement No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

December 12, 2011

Uruguay Announces Results of its Exchange Offer and Cash Tender Offer

Montevideo, Uruguay: The Republic of Uruguay (“Uruguay”) announced today, in accordance with the schedule of its offer launched on Tuesday, December 6, 2011 (the “Exchange Offer”), to holders of its 5.00% UI Global Bonds due 2018 (“UI 2018 Global Bonds”), subject to certain conditions, to tender such bonds in exchange for additional 4.375% UI Global Bonds due 2028 (the “UI 2028 Global Bonds”) to be issued by Uruguay upon settlement of the transaction, that the expected aggregate principal amount of UI 2018 Global Bonds to be accepted for purchase in the Exchange Offer is approximately Ps.8,845,387,194.

Each tendering holder is expected to receive, in exchange for each Ps.100 in original principal amount of UI 2018 Global Bonds accepted for exchange, UI 2028 Global Bonds having a nominal principal amount equal to Ps.110.25.  Pursuant to the Exchange Offer, the expected aggregate amount of UI 2028 Bonds to be issued is Ps.14,418,954,228 (equivalent to approximately U.S.$724,643,392.70).  The expected aggregate principal amount of UI 2028 Global Bonds sold for cash and expected to settle on December 15, 2011 is Ps.19,906,000,000 (equivalent to approximately U.S.$1,000,402,050.46).  The Exchange Offer is subject to the consummation of the issuance of UI 2028 Global Bonds offered for cash.

Information regarding the Exchange Offer is described in a Prospectus Supplement dated December 6, 2011, to the Prospectus dated June 20, 2008 that have been filed with the U.S. Securities and Exchange Commission (“SEC”).  The Exchange Offer expired on Friday, December 9, 2011, at 5:00 p.m., New York City time.

Uruguay also announced today an additional issuance of its UI 2028 Global Bonds for cash.  The UI Global Bonds will be consolidated, form a single series and be fully fungible with the UI 2028 Global Bonds to be issued pursuant the Final Prospectus Supplement dated December 5, 2011 to the Prospectus dated June 20, 2008, that have been filed with the SEC, and the Prospectus Supplement relating to the Exchange Offer referenced above.  After giving effect to all the offerings, the total amount outstanding of Uruguay’s UI 2028 Global Bonds will be Ps.39,794,954,228 (equivalent to approximately U.S.$1,999,947,443.36).

The expected settlement date for the Exchange Offer and the issuance of the UI 2028 Global Bonds pursuant to the offering priced on December 5, 2011 and the additional issuance announced today is Thursday, December 15, 2011.

Uruguay also announced today in accordance with the schedule of its offer launched on Tuesday, December 6, 2011, the results of its invitation to holders of the bonds set forth in the tables below (the “Group A Bonds” and the “Group B Bonds”, which are collectively referred to herein as the “Bonds”), to tender their Bonds for cash (the “Cash Tender Offer”) upon the terms and subject to the conditions described in the Cash Tender Offer document dated December 6, 2011.  The Cash Tender Offer is conditioned upon, among others, the issuance and sale for cash of the UI 2028 Global Bonds.

The following series of Group B Bonds were not accepted for purchase:

•	6.875% due September 2025;

•	7.875% due July 2027;

•	7.875% due January 2033; and

•	7.625% due March 2036.

The table below sets forth, for each series of Bonds accepted for purchase by Uruguay pursuant to the Cash Tender Offer, (a) the expected proration factor and the Purchase Price per U.S.$1,000 or €1,000 principal amount of Bonds, (b) the approximate aggregate principal amount and (c) the approximate aggregate principal amount of Bonds remaining outstanding following the completion of the Cash Tender Offer.  In the case of Bonds denominated in Euros, the mid-market spot rate for converting Euros into U.S. dollars as of 8:00 a.m., New York City time, on December 9, 2011, according to the CM1 screen on Bloomberg was EUR1.338 to U.S.$1.00.

Group A Bonds	ISIN	CUSIP	Approximate Principal Amount Accepted		Approximate Principal Amount Outstanding		Purchase Price per U.S.$/€ 1,000 Principal Amount			Expected Proration Factor
USD Bonds
7.000% due April 2013	US917288AS14	917288AS1	$	U.S.2,048,366	$	U.S.36,954,113	$	U.S.1,085.00		100%
7.875% due March 2014	US917288AT96	917288AT9	$	U.S.387,224	$	U.S.5,189,044	$	U.S.1,156.25		100%
7.250% due May 2014	US917288AU69	917288AU6	$	U.S.1,395,532	$	U.S.15,652,046	$	U.S.1,146.25		100%
7.500% due March 2015	US917288AZ56	917288AZ5	$	U.S.90,231,734	$	U.S.179,444,863	$	U.S.1,186.50		100%
8.750% due June 2015	US917288AV43	917288AV4	$	U.S.2,159,947	$	U.S.18,310,552	$	U.S.1,235.00		100%
7.625% due January 2017	US917288AX09	917288AX0	$	U.S.1,413,665	$	U.S.13,004,092	$	U.S.1,240.00		100%
9.250% due May 2017	US760942AR33	760942AR3	$	U.S.309,991,000	$	U.S.147,409,000	$	U.S.1,337.50		100%

EUR Bonds
7.000% due September 2012	XS0167136786	N/A		€749,140		€7,655,566		€1,026.25	*	100%
6.875% due January 2016	XS0225531432	N/A		€116,406,000		€121,094,000		€1,140.00		100%
7.000% due June 2019	XS0167137834	N/A		€21,068,800		€62,926,104		€1,135.00		100%

Group B Bonds	ISIN	CUSIP	Approximate Principal Amount Accepted		Approximate Principal Amount Outstanding		Purchase Price per U.S.$ 1,000 Principal Amount			Expected Proration Factor
8.000% due November 2022	US917288BC52	917288BC5	$	U.S.160,487,635	$	U.S.1,644,375,590	$	U.S.1,377.50		25%

*In the case of these bonds only, consideration to be calculated by reference to the amortization factor of 0.20.

Holders of Bonds accepted for purchase will also receive any accrued and unpaid interest on their Bonds up to (but excluding) the settlement date, which is expected to be Friday, December 16, 2011.

All Bonds accepted by Uruguay will be cancelled following the settlement date.

The Cash Tender Offer expired on Friday, December 9, 2011, at 5:00 p.m., New York City time.

Citigroup and HSBC acted as Dealer Managers and Bondholder Communications Group, LLC acted as Information and Tender Agent and Information and Exchange Agent for the Exchange Offer and Cash Tender Offer.  The Bank of New York (Luxembourg) S.A. acted as Luxembourg Tender Agent for the Cash Tender Offer.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities.  Any offer will be made solely by the documents referred to above.  The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions.  If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions.  The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000095012311063636/y91888e18vk.htm

http://www.sec.gov/Archives/edgar/data/102385/000095012311063636/y91888exv99wd.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000354/rou-18ka1_0722.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000354/rou18ka1-ex99e_0722.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000586/rou-18ka2_1202.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000586/rou18ka2-ex99e_1202.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511329610/d265523d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511329663/d265525dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511330378/d265525dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000590/repofuruguay-fwp_1205.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511331186/d212139d424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511331223/d265427dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511333235/d265523d424b5.htm

http://sec.gov/Archives/edgar/data/102385/000090342311000595/rou-fwp1_1212.htm

Uruguay has filed a registration statement (including a prospectus) with the SEC for the offering of securities to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup at (800) 558-3745 (in the U.S.) or (212) 723-6108 (outside the U.S.), or HSBC at 888-HSBC-4LM (in the U.S.) or (212) 525-5552, (44) 20 7991-5874 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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